P.E 5-1-02

1-8382

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 156-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)
(Translation of Registrant's Name Into English)

Västra Trädgårdsgatan 11 B, Stockholm, Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SEK

INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002

Business Activities
SEK reached a total volume of customer-related financial transactions amounting to Skr 5.5 billion (1.4), of which new long-term credits granted totaled Skr 4.8 billion (0.9).

Margins have improved, reflecting the fact that SEK's borrowing costs have been less affected compared with its customers' in an environment where financing generally has become more expensive. The total volume of customer-related capital markets transactions other than lending during the period was Skr 0.7 billion (0.5).

The aggregate amount of credits outstanding and credits committed though not yet disbursed remains at a stable level of Skr 85.9 billion (y-e: 86.8).

The aggregate amount of outstanding offers for new credits remained at approximately the same level as at year-end and amounted to Skr 54.6 billion (y-e: 53.9).

New long-term borrowings during the period amounted to Skr 11.1 billion (6.4). Europe and Asia have been the most important markets.

SEK continues to have a high level of liquid assets and a low financing risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Operating Results
Profit before taxes for the three-month period amounted to Skr 180.2 million (187.1). The annualized return on equity was 19.8% (21.3%) pre taxes, and 14.2% (15.4%) after taxes, respectively.

Net interest earnings were Skr 210.4 million (216.8).The contribution to net interest earnings from debt-financed assets was Skr 125.4 million (128.3). The underlying average volume of such debt-financed assets was Skr 117.5 billion (134.6), with an average margin of 43 basis points p.a. (38). The increase in average margin was due mainly to higher margins in the credit portfolio and a higher average volume of the same. Simultaneously, the average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, decreased. The contribution to net interest earnings from the investment portfolio was Skr 85.0 million (88.5). The decrease reflects that reinvestments of parts of SEK's investment portfolio have been at lower interest rates than the interest rates of the replaced, matured assets.

Administrative expenses amounted to Skr 38.7 million (39.6). Of such amount, Skr 3.2 million (1.9) was directly related to a project aiming at replacing SEK's IT business system.

Total Assets, Liquidity, and Capital Adequacy
At period end, SEK's total assets amounted to Skr 144.4 billion (y-e: 149.5). The decrease in volume of total assets was due to a decrease in the portfolio of liquid assets, as well as currency exchange effects affecting both the liquidity portfolio and the credit portfolio.

Highly rated OECD states represented 34% (y-e: 38%) of SEK's total counterparty exposure. The exposure to the Swedish State, within the category of highly rated OECD states, represented 21% (y-e: 21%).

No credit losses have been made.

SEK's adjusted total capital adequacy ratio at period-end was 20.5% (y-e: 20.4%), of which 14.0% (y-e: 13.8%) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 18.6% (y-e: 18.5%), of which 12.1 % (y-e: 11.9%) represented Tier-1.

Stockholm May 6, 2002

Peter Yngwe
President

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in million) (* 1 USD = 10.3375 Skr)	March 31, 2002 USD*	March 31, 2002 Skr	March 31, 2001 Skr	December 31, 2001 Skr
Earnings				
Operating profit	17	180.2	187.1	729.0
Pre-tax return on equity	19.8%	19.8%	21.3%	22.5%
After-tax return on equity	14.2%	14.2%	15.4%	16.2%
Lending operations				
Customer-related financial transactions	534	5,517	450	24,875
Offers for new credits accepted by borrowers	467	4,824	946	20,245
Credits, outstanding and undisbursed (old format)	8,312	85,922	81,756	86,805
Credits, outstanding and undisbursed (new format)	5,664	58,551	62,033	61,955
Borrowing operations				
New long-term borrowings	1,071	11,068	6,357	37,957
Outstanding senior debt	11,510	118,982	135,911	123,301
Outstanding subordinated debt	444	4,586	4,613	4,738
Total assets	13,969	144,409	165,675	149,541
Capital				
Capital adequacy ratio	18.6%	18.6%	19.8%	18.5%
Adjusted capital adequacy ratio	20.5%	20.5%	21.7%	20.4%

For definitions of the Financial Highlights see Note 4.

INCOME STATEMENTS

SEK (exclusive of the S-system)	**January-March, 2002**		January-March, 2001		January -December 2001	
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	1,283.5	1,284.9	1,967.0	1,967.3	6,911.7	6,917.5
Interest expenses	-1,073.1	-1,073.1	-1,750.2	-1,749.1	-6,081.0	-6,081.2
Net interest revenues	**210.4**	**211.8**	**216.8**	**218.2**	**830.7**	**836.3**
Commissions earned	0.7	0.7	0.3	0.3	12.8	12.8
Commissions incurred	-1.8	-1.8	-1.8	-1.8	-7.7	-7.7
Remuneration from/to the S-system	9.3	9.3	9.4	9.4	36.7	36.7
Net results of financial transactions	1.9	1.9	3.5	3.5	6.0	6.0
Other operating income	0.0	0.0	0.0	0.0	8.2	8.1
Administrative expenses	-38.7	-40.4	-39.6	-41.1	-150.7	-157.0
Depreciations of non-financial assets	-1.4	-0.8	-1.4	-0.8	-6.3	-4.2
Other operating expenses	-0.2	0.0	-0.1	0.0	-0.7	0.0
Operating profit	**180.2**	**180.7**	**187.1**	**187.7**	**729.0**	**731.0**
Taxes (Note 1)	-50.6	-50.6	-52.6	-52.6	-188.3	-193.7
Net profit for the period	**129.6**	**130.1**	**134.5**	**135.1**	**540.7**	**556.6**

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	**January - March, 2002**	January - March, 2001	January- December, 2001
Interest revenues	164.1	141.0	622.7
Interest expenses	-200.1	-227.7	-853.3
Net interest expenses	**-36.0**	**-86.7**	**-230.6**
Remuneration to/from SEK	-9.3	-9.4	-36.7
Foreign exchange effects	2.0	-7.3	-12.9
Reimbursement from the State	**43.3**	**103.4**	**280.2**
Net	0.0	0.0	0.0

BALANCE SHEETS

(Skr million)	March 31, 2002 Consolidated Group	March 31, 2002 Parent Company	March 31, 2002 Of which S-system	December 31, 2001 Consolidated Group	December 31, 2001 Parent Company	December 31, 2001 Of which S-system
ASSETS						
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	10,280.6	10,280.6	73.8	17,599.1	17,599.1	73.4
Of which current assets	(9,224.4)	(9,224.4)	(73.8)	(16,510.3)	(16,510.3)	(73.4)
Of which fixed assets	(1,056.2)	(1,056.2)	--	(1,088.8)	(1,088.8)	--
Credits to credit institutions (Note 3)	10,366.1	10,366.0	3,877.2	15,361.8	15,361.7	8,480.8
Credits to the public (Note 3)	33,672.6	33,672.6	10,709.7	30,149.2	30,149.2	7,001.5
Other interest-bearing securities	78,410.8	78,410.8	--	75,819.5	75,819.5	--
Of which current assets	(47,479.8)	(47,479.8)	--	(47,479.0)	(47,479.0)	--
Of which fixed assets	(30,930.9)	(30,930.9)	--	(28,340.5)	(28,340.5)	--
Of which credits (Note 2)	(30,896.9)	(30,896.9)	--	(28,074.2)	(28,074.2)	--
Shares in subsidiary	n.a.	103.6	--	n.a.	103.6	--
Non-financial assets	139.1	19.3	--	139.3	18.9	--
Other assets	7,894.7	7,958.2	111.2	6,498.1	6,537.3	190.2
Prepaid expenses and accrued revenues	3,644.6	3,644.6	200.9	3,973.8	3,973.8	232.9
Total assets (Note 5)	**144,408.5**	**144,455.6**	**14,972.8**	**149,540.8**	**149,563.1**	**15,978.8**
LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS						
Borrowing from credit institutions	5,136.8	5,136.8	0.0	1,510.6	1,510.6	12.5
Borrowing from the public	116.1	116.1	0.0	92.9	92.9	0.0
Senior securities issued	113,728.9	113,728.9	4,828.5	121,697.5	121,697.5	5,158.6
Other liabilities	13,422.3	13,448.8	289.5	13,887.4	13,889.6	292.5
Lending/(borrowing) between SEK and the S-system	--	--	9,538.1	--	--	10,186.4
Accrued expenses and prepaid revenues	3,239.5	3,239.2	316.7	3,565.6	3,565.4	328.8
Allocations	403.4	18.4	--	403.4	18.4	--
Subordinated securities issued	4,586.5	4,586.5	--	4,738.0	4,738.0	--
Total liabilities and allocations	*140,633.5*	140,274.7	14,972.8	145,895.4	145,512.4	15,978.8
Untaxed reserves	*n.a.*	1,374.9	--	n.a.	1,374.9	--
Share capital	990.0	990.0	--	990.0	990.0	--
Non-distributable reserves	1,129.9	140.0	--	1,129.9	140.0	--
Total non-distributable capital	*2,119.9*	1,130.0	--	2,119.9	1,130.0	--
Profit carried forward	1,525.5	1,545.8	--	984.8	989.2	--
Net profit for the period	129.6	130.2	--	540.7	556.6	--
Total distributable capital	*1,655.1*	1,676.0	--	1,525.5	1,545.8	--
Total shareholders' funds	*3,775.0*	2,806.0	--	3,645.4	2,675.8	--
Total liabilities, allocations and shareholders' funds	**144,408.5**	**144,455.6**	**14,972.8**	**149,540.8**	**149,563.1**	**15,978.8**
COLLATERAL PROVIDED						
Collateral provided	**None**	**None**	**None**	**None**	**None**	**None**
Interest-bearing securities						
Subject to repurchase agreements	0.0	0.0	--	0.0	0.0	--
Subject to lending	309.5	309.5	--	109.4	109.4	--
CONTINGENT LIABILITIES						
Guarantee for liabilities of subsidiary	--	--	--	--	--	--
COMMITMENTS						
Committed undisbursed credits	14,871.4	14,871.4	11,583.1	16,443.9	16,443.9	12,087.6

STATEMENTS OF CASH FLOWS, SUMMARY

(Mkr)	January-March, 2002 Consolidated Group	January-March, 2002 Parent Company	January-March, 2001 Consolidated Group	January-March, 2001 Parent Company
Net cash (used in)/provided by operating activities	**-1,727.6**	**-1,727.8**	**-4,143.2**	**-4,138.7**
Net cash (used in)/provided by investing activities	**6,198.3**	**6,198.5**	**9,272.4**	**9,272.5**
Net cash (used in)/provided by financing activities	**-4,470.7**	**-4,470.7**	**-5,129.2**	**-5,133.8**
Cash and cash equivalents at end of period	**0.0**	**0.0**	**0.0**	**0.0**

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.
(Amounts in Skr million)

I. Capital requirement	Consolidated Group						Parent Company					
	March 31, 2002			December 31, 2001			March 31, 2002			December 31, 2001		
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	144,408	28,280	2,262	149,541	28,627	2,290	144,456	28,329	2,266	149,563	28,649	2,292
Off-balance sheet items	18,045	2,887	231	20,134	3,184	255	18,045	2,887	231	20,134	3,184	255
Other exposures	n.a.	0	0	n.a.	1	0	n.a.	0	0	n.a.	1	0
Total	162,453	31,167	2,493	169,675	31,812	2,545	162,501	31,217	2,497	169,697	31,834	2,547
Breakdown by category:												
A. Riskweight 0%	66,305	--	--	73,077	--	--	66,305	--	--	73,077	--	--
B. Riskweight 20%	73,926	14,785	1,183	74,465	14,893	1,191	73,926	14,785	1,183	74,465	14,893	1,191
C. Riskweight 50%	1,853	926	74	2,147	1,074	86	1,853	926	74	2,147	1,074	86
D. Riskweight 100%	14,407	14,407	1,152	15,065	15,065	1,205	14,456	14,456	1,156	15,087	15,087	1,207
E. Market exposures	5,961	1,049	84	4,921	780	63	5,961	1,049	84	4,921	780	63
Total	162,453	31,167	2,493	169,675	31,812	2,545	162,501	31,217	2,497	169,697	31,834	2,547

II. Capital base (A)

	Consolidated Group		Parent Company	
	03/2002	12/2001	03/2002	12/2001
Tier-1 capital	3,778	3,778	3,801	3,801
Tier-2 capital	2,026	2,111	2,023	2,109
Of which:				
Upper Tier-2	1,575	1,640	1,572	1,638
Lower Tier-2	451	471	451	471
Total	5,804	5,889	5,824	5,910
Adjusted Tier-1 capital	4,378	4,378	4,401	4,401
Adjusted Total	6,404	6,489	6,424	6,510

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company	
	03/2002	12/2001	03/2002	12/2001
Total	18.6%	18.5%	18.7%	18.5%
Of which:				
Tier-1 ratio	12.1%	11.9%	12.2%	11.9%
Tier-2 ratio	6.5%	6.6%	6.5%	6.6%
Of which:				
Upper Tier-2 ratio	5.1%	5.1%	5.0%	5.1%
Lower Tier-2 ratio	1.4%	1.5%	1.4%	1.5%
Adjusted Total	20.5%	20.4%	20.6%	20.4%
Of which: Adj. Tier-1 ratio	14.0%	13.8%	14.1%	13.8%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

			Of which:				Book value on-balance sheet			
							Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:	
March 31, 2002	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts										
Currency related agreements	115,109	5,993	2,046	3,873	6,440	1,395	477	3,348	878	1,788
Interest rate related contracts	90,512	2,058	1,689	369	2,266	578	554	1,129	1,483	1,497
Equity related contracts	22,981	2,406	518	1,888	1,071	373	767	282	17	308
Commodity related contracts, etc.	31	24	22	2	0	1	--	--	--	20
Total derivative contracts	228,633	10,481	4,275	6,132	9,777	2,347	1,798	4,759	2,378	3,613
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	309	309	--	309	--	--				
Undisbursed credits	14,510	7,255	--	7,255	--	540				
Total	243,452	18,045	4,275	13,696	9,777	2,887				
December 31, 2001										
Derivative financial contracts:										
Currency related agreements	120,310	6,245	2,480	3,765	6,268	1,584	745	5,891	1,066	2,793
Interest rate related contracts	103,836	2,901	2,477	424	3,024	742	205	414	1,923	24
Equity related contracts	19,462	2,613	1,021	1,592	992	605	25	111	269	644
Commodity related contracts, etc.	357	44	23	21	48	10	--	--	--	--
Total derivative contracts	243,965	11,803	6,001	5,802	10,332	2,941	975	6,416	3,258	3,461
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	109	109	--	109	--	--				
Undisbursed credits	16,444	8,222	--	8,222	--	243				
Capital subscribed (unpaid)	--	--	--	--	--	--				
Total	260,518	20,134	6,001	14,133	10,332	3,184				

(A) The capital base includes the profit for the year 2001 – less the dividend proposed – according to the Board's proposal for distribution of the 2001 profits.

(B) In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

Counterparty Risk Exposures
(Amounts in Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest-bearing securities				Derivatives, Undisbursed credits, etc.			
	03/2002		12/2001		03/2002		12/2001		03/2002		12/2001	
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Swedish:												
State	31.0	21	33.2	21	29.8	23	31.4	23	1.2	7	1.8	9
Municipalities	2.9	2	2.6	2	2.9	2	2.6	2	–	–	–	–
Mortgage institutions	4.1	3	4.1	3	4.1	3	4.1	3	–	–	–	–
Banks	14.3	9	16.6	10	13.4	10	14.9	11	0.9	5	1.7	8
Other credit institutions	3.3	2	2.6	2	3.3	2	2.6	2	–	–	0	0
Others	10.5	7	9.4	6	10.0	8	9.4	7	0.5	3	0	0
Foreign:												
States	19.6	13	27.3	17	14.4	11	22.0	16	5.2	29	5.3	26
Municipalities and provinces	0.5	0	0.4	0	0.5	0	0.4	0	–	–	–	–
Banks	38.8	26	42.6	27	33.5	25	36.5	26	5.3	29	6.1	30
Other credit institutions	17.4	12	13.0	8	12.4	9	7.8	6	5.0	28	5.2	26
Others	8.0	5	7.2	5	8.0	6	7.2	6	–	–	–	–
Total	150.4	100	159.0	100	132.3	100	138.9	100	18.1	100	20.1	100

Accounting principles: The accounting principles described in SEK's Annual Report for the year 2001 have been applied unchanged.

Note 1. Reported amounts of taxes for the three-month period ended March 31 represents profit before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2. Represents credits granted against documentation in the form of interest-bearing securities.

Note 3. In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 64.2 million (y-e: 43.7). The principal amount not past due on such credits was Skr 91.0 million (y-e: 106.2). All past-due credits were covered by adequate guarantees.

Note 4. The definitions of the Financial Highlights are included in SEK's 2001 Annual Report (Note 30).

Note 5. The amount of total assets at period-end, Skr 144.4 billion, was approximately Skr 3.8 billion lower than it would have been if the currency exchange rates as of December 31, 2001 had been unchanged.

References herein to "Skr" mean Swedish kronor.
The exchange rate on March 31, 2002 was 10.3375 Swedish kronor to the US dollar (March 31, 2001: 10.3875 and December 31, 2001: 10.6675).
Amounts stated herein relate to March 31 or December 31, in the case of positions, and the three-month period ended March 31 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
Amounts within parenthesis relate to the same date, in the case of positions, and the same period, in the case of flows, for the preceding year, unless otherwise indicated.
References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned. thereunto duly authorized.

Dated: May 6 , 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)

By: ____________________
Peter Yngwe, President